August 4, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549
Attn:  David Edgar, Staff Accountant

RE:	Life Exchange, Inc.
Form 8-K filed July 27, 2009
File No. 000-52394

Dear Mr. Edgar:

Responsive to your comment letter dated July 28, 2009, we have previously electronically filed Amendment No. 1 to the above-referenced Form 8-K.

Our numbered responses below correspond to the numbered comments in your letter.

Form 8-K filed July 27, 2009
Item 4.01 Changes in Registrant’s Certifying Accountant

Your Comment 1.  The disclosure in your first sentence indicates that your former independent auditors, Jewett, Schwartz, Wolfe & Associates, were “replaced” by your new auditors, L.L. Bradford.  Revise your report to state whether the former auditors resigned, declined to stand for re-election or were dismissed and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.

Our Response: Amendment No. 1 reflects the requested change

Your Comment 2.  In your amended Form 8-K, include a dated Exhibit 16 letter from the former auditors addressing the revised disclosures.

Our Response: Amendment No. 1 reflects the requested change

Furthermore, we hereby acknowledge that: (a) we are responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A filed herewith, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any further comments or questions.

Life Exchange, Inc.

By: /s/ David Dorr
Name: David Dorr
Title: President/CEO